Exhibit 99.1

For Immediate Release
November 10, 2004

Press Release
Luke Energy - Third Quarter Results

Calgary, Alberta: LUKE ENERGY LTD. announces record operating and financial results for its third quarter ended September 30, 2004 reflecting increased production and strong product prices.

Third quarter production was up almost sixfold to average 910 barrels of oil equivalent per day (boepd) as compared to 154 boepd a year ago. Luke Energy’s production was comprised of 92% gas and 8% oil. Subsequent to the quarter end, production is approaching 1,000 boepd. The Company’s significant production gains are attributable to a successful drilling program earlier this year at Marten Creek in northern Alberta.

Third quarter revenue was up significantly to $3,073,085 versus $487,112 last year. Cash flow was up 92% to $1,483,948 (4¢ per share) from $772,107 (2¢ per share) in 2003. For the nine month period ended September 30, 2004, cash flow was up 195% to $3,328,623 (10¢ per share) from $1,127,753 (4¢ per share) in the comparable period last year. Cash flow in 2003 was directly impacted by a $505,000 windfall gain on the sale of marketable securities. Without the gain, last year’s third quarter cash flow would have been $267,107 (1¢ per share) and $622,753 (2¢ per share) for the nine month period ended September 30, 2003.

Earnings in the third quarter of 2004 were $282,460 (1¢ per share) compared to $396,483 (1¢ per share) in the same period last year. For the nine month period this year, earnings were up 38% to $621,608 (2¢ per share) from $449,555 (2¢ per share) in the comparable period last year. Earnings in 2003 without the windfall gain would have been a loss of $5,952 in the third quarter and positive earnings of $47,120 in the nine month period.

Capital expenditures for the three-month period totaled $5.6 million versus $2.2 million a year ago. The majority of these costs were for land and seismic purchases in the Marten Creek and Fort St. John project areas. For the nine-month period, expenditures totalled $19.8 million compared to $2.5 million last year. Capital spent in the first nine months of 2004 largely represents land, drilling and seismic costs at Marten Creek.

Given that most of the Company’s drilling activity took place early this year, a new reserve report was commissioned from the firm of Gilbert Laustsen Jung Associates Ltd. effective August 1, 2004. This report attributes reserves of 389,000 bbls of oil and 17.7 bcf of gas, or a total of 3.3 million boe, to the Company.

During the coming winter work season, Luke Energy plans to more than double last winter’s drilling program at Marten Creek to 20 - 25 wells which will be a combination of both development and exploratory locations. The Company also plans to drill three wells in northeastern BC.

Luke Energy is an emerging oil and gas company operating in western Canada and listed on the Toronto Stock Exchange under the symbol LKE. The Company has 36.2 million shares outstanding, working capital of $21.9 million and no debt, and is actively growing through in-house generated drilling prospects.

Information contacts:	Harold V. Pedersen, President and CEO
Carrie McLauchlin, V.P. Finance and CFO
(403) 261-4811

Highlights

(unaudited)	Three months		Nine months	Period
	Ended September 30,		Ended	Ended
			September 30,

	2004	2003	2004	2003[1]

Operating
Number of Producing days	92	92	274	218
Production
Oil - bopd	76	88	81	88
Gas - mcf/d	5,004	395	3,494	413

Total - boepd (6 mcf = 1 bbl)	910	154	663	157

Product Prices ($Cdn)
Oil - $/bbl	$49.71	$33.96	$46.79	$35.59
Gas - $/mcf	$5.92	$5.81	$6.32	$6.74

Drilling Activity
Oil wells	-	-	-	-
Gas wells	-	-	8	-
Dry	1	-	3	-

Total wells	1	-	11	-
Net wells	1	-	10.5	-

Undeveloped lands
Net acres	23,248	16,880	23,248	16,880

Financial ($Cdn)
Gross production revenue	$3,073,085	$487,112	$7,088,762	$1,289,975
Cash flow from operations	$1,483,948	$772,107*	$3,328,623	$1,127,753*
per share - basic & diluted	$0.04	$0.02	$0.10	$0.04
Earnings	$282,460	$396,483*	$621,608	$449,555*
per share - basic & diluted	$0.01	$0.01	$0.02	$0.02
Weighted average shares outstanding	34,872,805	33,563,736	34,846,171	27,619,993
Shares outstanding	36,180,704	34,828,946	36,180,704	34,828,946
Capital expenditures	$5,602,258	$2,222,104	$19,797,474	$2,452,607
Working capital	$21,932,497	$37,211,302	$21,932,497	$37,211,302
Shareholders’ equity	$47,357,633	$42,809,415	$47,357,633	$42,809,415

[1]	The Company commenced operations February 26, 2003.
*	Includes a $505,000 windfall gain on the sale of marketable securities.